Exhibit 99.1

Correction to Announcements on Form 6-K Titled "Consolidated Financial Results
   for the First Half of the Fiscal Year Ending March 31, 2007" Submitted on November 22, 2006 and "Submission of NEC's Semiannual Report for Fiscal Year Ending March 31, 2007 and Corrections to Financial Results for First Half and
Full Fiscal Year Ended March 31, 2006 and for First Half of Fiscal Year Ending
                March 31, 2007" Submitted on December 22, 2006

                                EXPLANATORY NOTE

On November 22, 2006, the registrant submitted an announcement titled "Consolidated Financial Results for the First Half of the Fiscal Year Ending March 31, 2007" on Form 6-K with the Securities and Exchange Commission. On December 22, 2006, the registrant submitted an announcement titled "Submission of NEC's Semiannual Report for Fiscal Year Ending March 31, 2007 and Corrections to Financial Results for First Half and Full Fiscal Year Ended March 31, 2006 and for First Half of Fiscal Year Ending March 31, 2007" on Form 6-K with the Securities and Exchange Commission. The registrant is filing this Form 6-K/A to correct the following inadvertent typographical errors found in the first two rows under "Long-term liabilities" in the "CONDENSED CONSOLIDATED BALANCE SHEETS" contained in each announcement.

BEFORE CORRECTION
                                                                                      (In millions of yen)
---------------------------------------------------------------------------------------------------------------
                     SEPTEMBER 30,    September 30,                      March 31,
                        2006              2005           Increase          2006        Increase   SEPTEMBER 30,
                      (AUDITED)         (AUDITED)       (Decrease)      (UNAUDITED)   (Decrease)      2006
---------------------------------------------------------------------------------------------------------------
Long-term
borrowings                 473,504          612,524      (139,020)         519,791      (46,287)         4,013*
---------------------------------------------------------------------------------------------------------------
Bonds payable               62,576           94,087       (31,511)          76,268      (13,692)           530*
---------------------------------------------------------------------------------------------------------------

*In millions of U.S. dollars

AFTER CORRECTION
                                                                                      (In millions of yen)
---------------------------------------------------------------------------------------------------------------
                     SEPTEMBER 30,    September 30,                      March 31,
                        2006              2005           Increase          2006        Increase   SEPTEMBER 30,
                      (AUDITED)         (AUDITED)       (Decrease)      (UNAUDITED)   (Decrease)      2006
---------------------------------------------------------------------------------------------------------------
Bonds payable              473,504          612,524      (139,020)         519,791      (46,287)         4,013*
---------------------------------------------------------------------------------------------------------------
Long-term
borrowings                  62,576           94,087       (31,511)          76,268      (13,692)           530*
---------------------------------------------------------------------------------------------------------------

*In millions of U.S. dollars

With the exception of the foregoing correction, no other changes have been made to the announcement submitted on Form 6-K on December 22, 2006, and, with the exception of the foregoing correction as well as the corrections described in the announcement submitted on Form 6-K on December 22, 2006, no other changes have been made to the announcement submitted on Form 6-K on November 22, 2006.